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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51601

SEC
Mail Processing
Section
MAR 02 2021
Washington DC
413

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silver Oak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

403 North Parkway
(No. and Street)

Jackson	TN	38305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chip Allen (731) 668-3825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold, PLLC
(Name – *if individual, state last, first, middle name*)

2070 Rhino Crossing	Milan	TN	38358
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George T. Allen, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silver Oak Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANN F. HOPKINS
STATE OF TENNESSEE NOTARY PUBLIC
MADISON COUNTY

Ann F. Hopkins
Notary Public
My Commission expires 2/24/24

[signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SILVER OAK SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020 AND 2019

SILVER OAK SECURITIES, INC.
TABLE OF CONTENTS

FINANCIAL SECTION

ATA

Alexander Thompson Arnold PLLC

2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Silver Oak Securities, Inc. as of December 31, 2020 and 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Silver Oak Securities, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Silver Oak Securities, Inc.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Silver Oak Securities, Inc.'s financial statements. The supplemental information is the responsibility of Silver Oak Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 26, 2021

SILVER OAK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and 2019

	2020	2019
Assets		
Current assets		
Cash and cash equivalents	$ 706,251	$ 620,372
CRD account	4,104	2,266
Commissions receivable	2,181,112	1,597,703
Other receivables	80,529	21,261
Security deposit held by broker	15,047	15,044
Income taxes receivable	-	73,643
Total assets	**$ 2,987,043**	**$ 2,330,289**
Liabilities and stockholders' equity		
Current liabilities		
Commissions payable	$ 1,870,633	$ 1,453,432
SBA PPP loan payable	83,197	-
Accounts payable	36,176	76,208
Accrued payroll taxes	504	-
Accrued income taxes	10,636	-
Total liabilities	2,001,146	1,529,640
Stockholders' equity		
Common stock		
Class A	55,225	55,225
Class B	710,000	710,000
Treasury Stock		
Class A	(198,000)	(198,000)
Retained earnings	418,672	233,424
Total stockholders' equity	985,897	800,649
Total liabilities and stockholders' equity	**$ 2,987,043**	**$ 2,330,289**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2020 and 2019

	2020	2019
Revenue		
Commissions	$ 7,503,177	$ 6,084,280
Interest	7,345	10,945
Advisory fee earned	6,427,245	5,026,272
Investment banking success fees	618,212	847,243
Other income	551,012	430,258
Total revenue	15,106,991	12,398,998
Expenses		
Employee compensation and benefits	683,918	606,753
Commissions	6,674,049	5,546,484
General office	225,379	267,826
RIA advisory fees	5,620,916	4,350,802
Investment banking fee expense	603,340	824,575
Insurance expense	167,524	47,430
Advertising expense	36,015	32,461
Other expenses	826,360	1,035,100
Total expenses	14,837,501	12,711,431
Income (loss) before income taxes	269,490	(312,433)
Income tax expense (benefit)	84,242	(21,743)
Net income (loss)	**$ 185,248**	**$ (290,690)**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2020 and 2019

	Common Stock-Class A		Common Stock-Class B					
	Shares	Amount	Shares	Amount	Retained Earnings	Treasury Stock Class A	Treasury Stock Class B	Total
Balance at January 1, 2019	76,000,000	$ 55,225	15,210,000	$ 172,000	$ 524,114	$ (198,000)	$ (102,000)	$ 451,339
Net loss for the year	-	-	-	-	(290,690)	-	-	(290,690)
Capital Stock Transactions	-	-	24,843,329	538,000	-	-	-	538,000
Treasury Stock Transactions	-	-	-	-	-	-	102,000	102,000
Balance at December 31, 2019	76,000,000	55,225	40,053,329	710,000	233,424	(198,000)	-	800,649
Net income for the year	-	-	-	-	185,248	-	-	185,248
Balance at December 31, 2020	**76,000,000**	**$ 55,225**	**40,053,329**	**$ 710,000**	**$ 418,672**	**$ (198,000)**	**$ -**	**$ 985,897**

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net income (loss)	$ 185,248	$ (290,690)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Increase in receivables	(644,515)	(356,593)
Increase in other assets	(3)	(44)
Increase in accounts payable	377,673	183,333
Increase (decrease) in accrued income taxes	84,279	(21,779)
Net cash provided (used) by operating activities	2,682	(485,773)
Cash flows from financing activities		
Sale (purchase) of treasury stock	-	640,000
Proceeds from SBA PPP loan	83,197	-
Net cash provided (used) by financing activities	83,197	640,000
Net increase (decrease) in cash and cash equivalents	**85,879**	**154,227**
Cash and cash equivalents at beginning of the period	620,372	466,145
Cash and cash equivalents at end of the period	$ 706,251	$ 620,372

The accompanying notes are an integral part of these financial statements.

SILVER OAK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

A. Description of Business

The Company was chartered in January 1998. In January 1999, the Company received $16,100 upon issuance of 1,610,000 shares of common stock. Effective December 5, 2007, the Company was reorganized and changed its name from William Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The outstanding common stock was exchanged for Class A common stock of Silver Oak Securities, Inc. Additionally, the Company issued Class B common stock.

The Company operates in the securities industry as an introducing broker, predominantly in the West Tennessee area.

B. Commissions Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. Based on management's assessment of the credit history with its broker-dealer and other customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

C. Revenue Recognition

Under the FASB ASC 606 requirements that went into effect December 15, 2018, there is no material impact on how the Company recognizes revenue. The new requirement addresses contractual performance obligations for consideration for services provided and how revenue is reported.

The Company recognizes commission and fee income when it is earned. The Company's agents are involved in various transactions with unrelated parties which results in commission and fee income for the Company with the amount of the commission or fee either being negotiated on each respective transaction, dictated by fee agreement with the client, or dictated by selling agreements in place with the unrelated parties.

Commissions:
Individual securities transactions, executed through a clearing arrangement with StoneX are negotiated for each individual transaction and recognized at the time of settlement; mutual fund, variable annuity, and other application way sales commissions are dictated by the sales agreement and product class of each individual product detailing up front and trailing commissions, and are recognized at the sale date for up-front commissions and on the trail calculation date for trailing commissions;

Investment Advisory Fees:
Investment advisory fees are dictated by the advisory agreement signed by each individual client and are recognized on the calculation date of the fee set forth in the agreement.

Investment Banking Fees:
Investment banking fees are dictated by the contract between the seller and the representatives of Silver Oak Securities, Inc. and are recognized on the closing date of the transaction.

D. Income Taxes

Income taxes are provided using an asset and liability approach. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Deferred tax assets are recognized for the expected future tax benefit attributable to certain accrued expenses that are not deductible until paid. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

E. Cash Flows

For purposes of reporting cash flows, cash consists of cash on deposit. Highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents. At December 31, 2020 and 2019, cash equivalents in the form of money market accounts totaled $50,380 and $250,625, respectively.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Concentrations of Credit Risk

The Company has an agreement with a broker-dealer whereby all of certain types of securities transactions must be cleared through that broker-dealer. Other securities transactions (primarily mutual fund transactions) are excluded from this agreement. In the event counterparties with whom the Company transacts business do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company does not anticipate nonperformance by clients or counterparties in the preceding situations. If either a customer or counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party and, in such circumstances, the Company may sustain a loss. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains its cash balances in three financial institutions located in West Tennessee. Cash equivalents are insured up to $250,000 as of December 31, 2020 and December 31, 2019. As of December 31, 2020, the Company has $205,451 in uninsured cash balances.

Financial Institution	2020	2019
FirstBank	$ 454,826	$ 569,992
Regions	800	0
Bank of Jackson	250,625	50,380
	$ 706,251	$ 620,372

H. Subsequent Events

Management has evaluated subsequent events through February 26, 2021, the date which the financial statements were available to be issued.

I. Commitments and Contingencies

Management has evaluated commitments and contingencies through February 26, 2021, As of December 31, 2020, the firm was involved in several arbitration procedures. Maximum exposure from the arbitration was $500,001. The maximum exposure for the arbitration was added to Aggregate Indebtedness in the Net Capital Computation prepared by the firm. The arbitrations are ongoing.

NOTE 2 – INCOME TAXES

The accompanying statements of financial condition include no deferred tax assets and liabilities.

The components of income tax (benefit) expense are as follows:

	2020	2019
Current		
Federal	$ 63,815	$ (16,685)
State	20,427	(5,058)
	$84,242	$(21,743)

The income tax provision differs from the (benefit) expense that would result from applying federal statutory tax rates to income (loss) before income taxes because of state income taxes and penalties paid by the company during the year. Changes in tax laws and rates affect recorded deferred tax assets and liabilities and the effective tax rate in the future.

NOTE 3 – CAPITAL STOCK

As a result of a business reorganization that was effective as of December 5, 2007, the Company's name changed from William E. Hopkins & Associates, Inc. to Silver Oak Securities, Inc. The Company is authorized to issue one hundred million (100,000,000) shares with no par value, with ten voting rights per share to be known as Class A stock, and one hundred million (100,000,000) shares with no par value, with one voting right per share to be known as Class B stock. As of December 31, 2020 and 2019, 76,000,000 shares of Class A stock have been issued and remain outstanding, and 40,053,329 shares of Class B stock have been issued and remain outstanding. During the year ended December 31, 2020 and 2019 the following transactions occurred. In 2019 the Company sold 8,055,555 shares of Class B Common Stock and also sold 3,333,336 shares of Class B Treasury Stock.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2020 and 2019, the Company paid commissions to related parties in the amount of $181,147 and $128,776, respectively. In addition, approximately $18,232 and $16,528, of commissions payable to these individuals was included in accrued expenses as of December 31, 2020 and 2019, respectively.

The Company paid officer salaries in the combined amount of $373,800 and $349,402 to three employees who are also shareholders of the Company during the years ended December 31, 2020 and 2019, respectively.

NOTE 5 – OPERATING LEASE COMMITMENTS

The Company leases office space from Camp Holdings, LLC. This lease is a 10 year lease requiring monthly payments of $2,400 until November 1, 2022 when the monthly payment shall be $2,640 for the remaining 60 months of the lease.

Due on or before December 31, 2021	28,800
Due on or before December 31, 2022	29,280
Due on or before December 31, 2023	31,680
Due on or before December 31, 2024	31,680
Due on or before December 31, 2025	31,680
Due Thereafter	58,080
	$ 211,200

The Company leases certain equipment and office facilities which are classified as operating lease agreements. The Company is under the obligation of one lease as of December 31, 2020 and 2019, which expired as of each year ended. There are no future obligations as of December 31, 2020.

Lease payments in 2020 and 2019 were $35,895 and $32,980, respectively.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the minimum capital requirements of several regulatory organizations. Under the most restrictive of these rules, the Company is required to maintain "adjusted net capital" in an amount exceeding the greater of $5,000 or 6-2/3 percent of total aggregate indebtedness. As of December 31, 2020, this requirement totaled $161,197. The Company's net capital amounted to $710,242 as of December 31, 2020, exceeding the minimum capital requirement by $549,045. In addition, Rule 15c3-1 requires that the company's aggregate indebtedness not exceed 1500 percent of its net capital. The actual aggregate indebtedness to net capital ratio as of December 31, 2020 was 340.44 percent.

NOTE 7 – EMPLOYEE DEFERRED COMPENSATION PLAN

The Company offers a SIMPLE IRA, or Savings Incentive Match Plan for Employees, as a tax-deferred retirement savings plan. Employees become eligible for participation in the plan after one year of employment. The Company makes a matching contribution of up to 3% for each participating employee. The Company made matching contributions of $16,555 and $15,791 in 2020 and 2019, respectively. The Company may terminate the plan at any time.

NOTE 8 – PAYCHECK PROTECTION PROGRAM LOAN

On April 20, 2020, the Company was granted a loan in the amount of $83,197, pursuant to the Paycheck Protection Program under Division A, Title 1 of the CARES Act which was enacted March 27, 2020. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage interest payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company has used the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act. The Company intends to file for full forgiveness in March of 2021, and expects the full amount to be forgiven.

NOTE 9 – OTHER MATTER

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of business. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. However, the related financial impact on the Company and the duration cannot be estimated at this time.

SUPPLEMENTARY INFORMATION SECTION

SILVER OAK SECURITIES, INC.
COMPUTATION OF NET CAPITAL
For the Year Ended December 31, 2020

	Reported in Form X-17A-5	Reconciling Items	Reported in Audit Report
Computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory			
Total stockholder's equity from balance sheet/ qualified for net capital	$ 985,897	$ -	$ 985,897
Additions			
SBA PPP Loan Payable	83,197	-	83,197
Deductions:			
Total non-allowable assets	(353,522)	-	(353,522)
Net capital before haircuts on securities positions	715,572	-	715,572
Haircuts on security positions	(5,330)	-	(5,330)
Net capital	**$ 710,242**	**$ -**	**$ 710,242**
Computation of basic net capital requirement			
Minimum net capital required	$ 161,197	$ -	$ 161,197
Minimum dollar net capital requirment	$ 5,000	$ -	$ 5,000
Net capital requirement	$ 161,197	$ -	$ 161,197
Excess net capital	$ 549,045	$ -	$ 549,045
Net capital less 10% of total aggregate indebtedness	$ 468,447	$ -	$ 468,447
Computation of aggregate indebtedness			
Total liabilities from balance sheet/ aggregate indebtedness	$ 1,917,948	$ -	$1,917,948
Other unrecorded amounts	$ 500,001	$ -	$ 500,001
Percentage of aggregate indebtedness to net capital	340%	-	340%

See independent auditor's report.

AGREED UPON PROCEDURES

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Silver Oak Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we are enumerated below and were agreed to by Silver Oak Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Silver Oak Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Silver Oak Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Silver Oak Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 26, 2021

COMPLIANCE

Phone 731-668-3825 • Fax 731-668-3844
403 N. Parkway, Suite 202
Jackson, TN 38305

SILVER OAK SECURITIES, INC.

To Whom It May Concern:

Silver Oak Securities, Inc. is a fully-disclosed introducing broker dealer and as such claims exemption from SEC Rule 15C3-3 under provision (k)(2)(ii), as listed below:

(k)(2)(ii) Exemption - Applies to broker-dealers who, as introducing broker-dealers, clear all customer transactions on a fully-disclosed basis with a clearing broker-dealer, and who promptly transmit all customer funds and securities to such clearing broker-dealer. In these arrangements, the clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Silver Oak Securities, Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Sincerely,

George Thomas Allen, III
CFO

Alexander Thompson Arnold PLLC
2070 Rhino Crossing, Milan, TN 38358
731.686.8371 731.686.8378
www.atacpa.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Silver Oak Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Silver Oak Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Silver Oak Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Silver Oak Securities, Inc. stated that Silver Oak Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Silver Oak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silver Oak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alexander Thompson Arnold PLLC

Milan, Tennessee
February 26, 2021